File No. 70-09957


                            (As filed June 22, 2005)


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         POST-EFFECTIVE AMENDMENT NO. 3
                                  TO FORM U-1/A
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                               KeySpan Corporation
                            KeySpan Insurance Company
                              One MetroTech Center
                            Brooklyn, New York 11201
              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
        (Name of top registered holding company parent of each applicant)

                               John J. Bishar, Jr.
     Executive Vice President, General Counsel and Chief Governance Officer
                               KeySpan Corporation
                              One MetroTech Center
                               Brooklyn, NY 11201
               (Name and address of agent for service of process)

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         The record in this proceeding is hereby supplemented as follows:

Item 1.  Description of Proposed Transaction

     (a) KeySpan Corporation ("KeySpan"), a New York corporation and a holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, KeySpan Insurance Company ("KIC") (collectively referred to herein as "Applicants"), file this post-effective amendment to seek an expansion of the authorization granted to KeySpan under two prior Securities and Exchange Commission (the "Commission") orders. By order dated April 24, 2003, Holding Co. Act Release No. 27669 (the

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"First  Captive  Order"),  the  Commission  authorized  KeySpan  to  organize  a subsidiary to engage in activities associated with a captive insurance company. In accordance with the Captive Order, KeySpan formed KIC, which is authorized to provide certain insurance services to KeySpan and its subsidiaries (referred to herein as the "KeySpan System" and/or the System Companies) as more fully described in the underlying application to the First Captive Order.

     By order dated February 3, 2004, Holding Co. Act Release No. 27795 (the "Second Captive Order"), the Commission authorized KeySpan to expand the authority granted to the Applicants under the First Captive Order in order to allow KIC to provide additional insurance services covering property, boiler and machinery "all-risk" insurance services.

     This post-effective amendment now seeks authorization for KIC to further expand the types of insurance coverage it may offer to the KeySpan System.

     Pursuant  to  the  First  Captive  Order  and  the  Second   Captive  Order
(collectively referred to herein as the "Captive Orders"), KIC, the captive insurance company, is authorized to provide several major types of coverage to the KeySpan System, including automobile liability, workers' compensation, general liability, property, and boiler and machinery "all-risk" insurance. In addition, KIC is authorized to provide general liability and workers' compensation insurance to its principal contractors under an Owner's Controlled Insurance Program ("OCIP"). The contractors provide scheduled gas main construction and maintenance to the KeySpan System. Except for the general liability and workers' compensation insurance provided to the principal contractor under OCIP, KIC will not extend or provide to any non-affiliated company any insurance services, unless otherwise expressly authorized by the Commission.

     KIC assumes the risk of the more predictable loss layer from the commercial insurers for automobile and general liability losses, workers' compensation, property, boiler and machinery "all-risk" insurance. Commercial insurance will continue to be purchased for "unpredictable" losses above the predictable loss layers from various commercial insurance companies, as was done under the program prior to the formation of KIC.

     To the extent that KIC procures insurance at a lower cost than that which could be obtained through traditional insurers, the savings in the premiums flow through ratably to the KeySpan System companies through the operation of the allocation methodology used to establish premiums.

     Applicants now propose that KIC would offer the following additional insurance services to the KeySpan System:

     o Excess Liability - A reduction of costs could be realized by all system companies, in an amount equal to the percentage of coverage taken on by KIC, if KIC were to take a position in the upper layers of


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          the Excess General Liability  insurance  purchased from the commercial market. Specifically, the captive would take a specific percentage of the Company's $265 million excess of $35 million excess liability program, not to exceed 25%. This limitation of 25% would serve to mitigate any potentially adverse event while saving the System Companies a potential 20% when compared to current market pricing.

     o Service/Maintenance Contracts Insurance - KIC could be used to underwrite the risks posed to the service companies through warranty contracts. Currently the home energy service companies are being asked by state regulatory agencies to evidence financial backing of these contracts which does not exist at this time. A savings of approximately 20% could be realized by using KIC versus utilizing the commercial insurance market.

     o    Subsidiary  Deductible  Buy-Down  Options  - KIC can be used to  offer
          separate   deductibles  to  operating   entities  according  to  their
          individual appetite for risk. This would assist the operating entities, especially the smaller ones, in maintaining fiscal responsibility and would place their deductibles more in-line with their business operational risk.

     o Weather Insurance - KeySpan currently uses the commercial market to hedge against adverse weather fluctuations in New England. Savings on the profit and administration paid to insurance companies would benefit the System Companies. System Companies would save approximately 15% by using KIC.

     o Certified Terrorism Coverage - If the Terrorism Risk Insurance Act of 2002 ("TRIA") is extended beyond December 31, 2005, KIC can offer this line of coverage because of its status as a licensed insurance company in the State of Vermont. This would save approximately 10 - 15% in current costs paid to the commercial market. In the event of a certified terrorism loss, KIC would have access to TRIA and would be able to recoup the loss associated with the event, subject to applicable deductible and co-insurance provisions.

     o Joint Venture Opportunities - KIC can be a vehicle for insuring predictable risks associated with joint ventures, partnerships or other business combinations.


KeySpan currently insures excess liability, weather insurance, and certified terrorism coverage through the traditional commercial insurance market. It has various deductibles ranging from $1 million to $3 million. It purchases limits up to $2.5 billion from the commercial insurance market. KeySpan does not


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presently   purchase   service/maintenance   contracts   insurance,   subsidiary
deductible buy-down options, or joint venture opportunities insurance from the commercial insurance market but intends to provide coverage in these areas ranging from $5 million to $15 million through KIC.

     KIC can be used as a vehicle to lower costs to the KeySpan System companies by acting as a buffer layer between current commercial market deductibles and planned increases in such deductibles. KeySpan could engage the commercial market at higher deductibles than currently possible because KIC would insure the increased risk associated with higher deductibles. Increasing the commercial market deductibles will allow the KeySpan System to reduce commercial market premiums. The premium charged by KIC for this buffer layer would be calculated based on expected losses, utilizing the same method as used by commercial insurance companies. Moreover, the premium charged by KIC will not include an additional charge for profit or administration and will therefore provide further savings to the KeySpan System companies.

     To the extent that KIC can provide insurance at a lower cost than that which could be obtained through traditional insurers, the savings will continue to flow through ratably to the KeySpan System companies through the allocation methodology used to establish premiums, as described above. Moreover, there would be no additional staffing requirements for KeySpan System companies. KIC will not be operated to generate profits beyond what is necessary to maintain adequate reserves.

     The Commission has authorized numerous other registered holding companies to acquire or retain captive insurance companies providing coverage in a variety of areas, and the proposed transactions are consistent with that precedent.[1]

     In addition, KeySpan will file a certificate of notification on a semi-annual basis describing the following:

     1) a summary for the reporting period of each KeySpan System company's premium payments to KIC pursuant to the allocation methodology used to establish premiums organized by line of insurance coverage provided by KIC;

     2) for the first three years of KIC's operations, a statement of actual savings achieved by the KeySpan System as a result of KIC's operations during the period; and

     3) a copy of KIC's income statement and balance sheet, including any notes thereto.

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(1)  See,  e.g.,  Cinergy  Corp.,  et al., HCAR No. 27824,  March 29, 2004;  AGL
     Resources Inc., et al., HCAR No. 27722, Sept. 16, 2003; and Columbia Insurance Corporation, Ltd., et al., HCAR No. 27589, Oct. 31, 2002.


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     Accordingly,  as  stated,  Applicants  seek an  order  of this  Commission, supplemental to the Captive Orders, authorizing Applicants to engage in the expanded KIC insurance program, as described herein.

Item 2.  Fees, Commissions and Expenses

     The fees, commissions and expenses incurred or to be incurred in connection with this Application are estimated not to exceed $10,000.

Item 3.  Applicable Statutory Provisions

         A.       Applicable Provisions

     Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the Act and Rules 45, 54, 90 and 91 thereunder are or may be applicable to the proposed transactions.

     To the extent that the proposed transaction is considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

         B.       Rule 53 and 54 Analysis

     The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At March 31, 2005 KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.12 billion. With respect to Rule 53(a)(1), the Commission determined in the currently applicable financing order dated December 18, 2003 (Holding Co. Act Release No. 27776, File No. 10129 (the "Rule 53(c) Order"), that KeySpan's investments in EWGs and FUCOs in an aggregate amount of up to $3 billion is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred.


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     With respect to  capitalization,  there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's
public-utility   subsidiaries,   their  customers,   or  the  ability  of  State
commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of KeySpan's overall financial condition
which  took  into  account,   among  other   factors,   KeySpan's   consolidated
capitalization ratio and its retained earnings, both of which have improved since the date of the Rule 53(c) Order.

     KeySpan's investments in EWGs and FUCOs have increased from approximately $657 million as of December 31, 2000 to approximately $1.12 billion as of March 31, 2005. Nevertheless, KeySpan's EWG and FUCO investments, in the aggregate, have been profitable for all quarterly periods from December 31, 2000 through March 31, 2005. As of September 30, 2003, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, KeySpan's consolidated capitalization consisted of 38.67% common equity and 61.33% debt (including long and short-term debt and preferred stock). As of March 31, 2005, KeySpan's consolidated capitalization consisted of 47.69% equity and 52.31% debt (including long and short-term debt and preferred stock). These ratios comply with the requirement in KeySpan's Present Financing Order that KeySpan's common equity will be at least 30% of its capitalization. In addition, KeySpan's average consolidated retained earnings increased from approximately $480 million as of December 31, 2000 to approximately $953 million as of March 31, 2005. Accordingly, throughout all applicable periods, the capitalization and earnings attributable to KeySpan's investments in EWGs and FUCOs has not had an adverse impact on KeySpan's financial integrity.

Item 4.  Regulatory Approval.


     No  state  or  federal   commission,   other  than  this  Commission,   has
jurisdiction over the proposed transactions.

Item 5.  Procedure.

     Applicants request that the Commission publish the public notice with respect to this application as soon as practicable and issue an order as soon as practicable following expiration of the public notice period granting and permitting this application to become effective.

     Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.


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Item 6.  Exhibits and Financial Statements

          (a) Exhibits

               A.   Not Applicable

               B.   Not Applicable

               C.   Not Applicable

               D.   Not Applicable

               E.   Not Applicable

               F-1  Opinion of Counsel (Previously filed)

               F-2  Past Tense Opinion of Counsel (To be filed  pursuant to Rule
                    24)

          (b) Financial Statements

               FS Financial Projections for KIC: Five Year Balance Sheet, Income Statements and Cash Flow Statements (to be filed by amendment)

     There have been no material changes, not in the ordinary course of business, since the date of the financial statements filed herewith.

Item 7.  Information as to Environmental Effects.

     The transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Consummation of the transaction will not result in changes in the operation of KeySpan or its subsidiaries that will have an impact on the environment. KeySpan is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.


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                                                               SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                                               KEYSPAN CORPORATION

                                               By:  /s/John J. Bishar
                                                    -----------------
                                                    John J. Bishar, Jr.
                                                    Executive Vice President,
                                                    General Counsel and
                                                    Chief Governance Officer


                                               KEYSPAN INSURANCE COMPANY

                                               By: KEYSPAN CORPORATION

                                               By:  /s/John J. Bishar, Jr.
                                                    ----------------------
                                                    John J. Bishar, Jr.
                                                    Executive Vice President,
                                                    General Counsel and
                                                    Chief Governance Officer


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